UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2020

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

January 29, 2020

METHANEX REPORTS STRONGER FOURTH QUARTER 2019 RESULTS AND FULL YEAR RECORD PRODUCTION VOLUME

VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2019, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $9 million ($0.12 net income per common share on a diluted basis) compared to a net loss of $10 million ($0.21 net loss per common share on a diluted basis) in the third quarter of 2019. Adjusted EBITDA for the fourth quarter of 2019 was $136 million and Adjusted net income was $10 million ($0.13 Adjusted net income per common share). This compares with Adjusted EBITDA of $90 million and an Adjusted net loss of $21 million ($0.27 Adjusted net loss per common share) for the third quarter of 2019.

Adjusted EBITDA for the fourth quarter includes an insurance recovery associated with the production outage experienced in Egypt from April to August 2019 of $25 million, reflecting our 50% share in the Egypt facility. The insurance recovery, net of tax, of $18 million is also included in net income attributable to Methanex shareholders and Adjusted net income.

For the year ended December 31, 2019, Methanex reported net income attributable to Methanex shareholders of $88 million ($1.01 net income per common shares on a diluted basis), Adjusted EBITDA of $566 million and Adjusted net income of $71 million ($0.93 Adjusted net income per common share). This compares with net income attributable to Methanex shareholders of $569 million ($6.92 net income per common share on a diluted basis), Adjusted EBITDA of $1,071 million and Adjusted net income of $556 million ($6.86 Adjusted net income per common share) for the year ended December 31, 2018.

John Floren, President and CEO of Methanex, commented, “The higher Adjusted EBITDA we recorded in the fourth quarter of 2019 compared to the third quarter reflects higher sales volume of Methanex-produced methanol and improved costs, as well as the insurance recovery associated with our Egypt facility, which were partially offset by a decline in our average realized price. Our average realized price declined by $16 per tonne to $256 dollars per tonne in the fourth quarter of 2019 from $272 dollars per tonne that we realized in the third quarter.

"For the full year in 2019, we achieved record production results which was overshadowed by the impact of lower average realized pricing compared to 2018. We were very pleased to achieve production of 7.6 million tonnes of methanol in 2019, compared to 7.2 million tonnes in 2018, reflecting the significant improvement we have seen in our Chile production capability with both plants operating at high rates. These results reflect the investments we have made over the past few years to substantially increase our production capability and enhance our ability to service our customers.”

“Also in 2019, we began the construction of our Geismar 3 project, a 1.8 million tonne methanol plant located adjacent to our existing facilities. We expect this project will deliver outstanding returns based on its substantial capital and operating cost advantages. We also continue to make progress on the debottlenecking opportunities at our existing Geismar 1 and Geismar 2 facilities to increase production by approximately 10% over the next couple of years."

"We returned $161 million to shareholders in 2019, including $27 million in the fourth quarter through our regular quarterly dividend. We have $417 million of cash on the balance sheet at the end of the fourth quarter. We continue to prudently manage our business by maintaining a strong balance sheet and sufficient liquidity to navigate the cyclical nature of our industry."

METHANEX CORPORATION 2019 FOURTH QUARTER NEWS RELEASE    PAGE 1

"Our balanced approach to capital allocation remains unchanged. We believe we are well positioned to meet our financial commitments, execute our growth projects in Louisiana, and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases," Floren said.
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2019. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2019 Management’s Discussion and Analysis ("MD&A") dated January 29, 2020 and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2019, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2019 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Production (thousands of tonnes) (attributable to Methanex shareholders)	2,124	1,837	1,885	7,589	7,211
Sales volume (thousands of tonnes)
Methanex-produced methanol	2,056	1,965	1,599	7,611	7,002
Purchased methanol	623	680	908	2,492	3,032
Commission sales	307	179	245	1,031	1,174
Total sales volume [1]	2,986	2,824	2,752	11,134	11,208

Methanex average non-discounted posted price ($ per tonne) [2]	307	330	487	353	481
Average realized price ($ per tonne) [3]	256	272	401	295	405

Revenue	659	650	977	2,784	3,932
Adjusted revenue	690	723	1,008	2,988	4,033
Adjusted EBITDA	136	90	197	566	1,071
Cash flows from operating activities	114	71	218	515	980
Adjusted net income (loss)	10	(21)	90	71	556
Net income (loss) (attributable to Methanex shareholders)	9	(10)	161	88	569

Adjusted net income (loss) per common share	0.13	(0.27)	1.15	0.93	6.86
Basic net income (loss) per common share	0.12	(0.13)	2.07	1.15	7.07
Diluted net income (loss) per common share	0.12	(0.21)	1.68	1.01	6.92

Common share information (millions of shares)
Weighted average number of common shares	76	76	78	77	80
Diluted weighted average number of common shares	76	76	78	77	81
Number of common shares outstanding, end of period	76	76	77	76	77

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). No Tolling Volume has been produced in 2019. There was no Tolling Volume in the fourth quarter of 2018 and 108,000 MT of Tolling Volume for the year ended December 31, 2018.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2019 FOURTH QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Net income (loss) (attributable to Methanex shareholders)	$9	$(10)	$161	$88	$569
Mark-to-market impact of share-based compensation, net of tax	1	(11)	(71)	(17)	(13)
Adjusted net income (loss) [1]	$10	$(21)	$90	$71	$556
Diluted weighted average shares outstanding (millions)	76	76	78	77	81
Adjusted net income (loss) per common share [1]	$0.13	$(0.27)	$1.15	$0.93	$6.86

▪
We recorded net income attributable to Methanex shareholders of $9 million during the fourth quarter of 2019 compared to a net loss of $10 million in the third quarter of 2019. Within net income attributable to Methanex shareholders we have recorded an insurance recovery of $18 million (Methanex share, net of tax) in the fourth quarter related to the Egypt outage experienced in the second and third quarters of the year. Excluding the insurance recovery, the fourth quarter result was a net loss attributable to Methanex shareholders of $9 million compared to a net loss of $10 million in the third quarter of 2019. A decrease in our average realized methanol price in the fourth quarter was largely offset by higher sales of Methanex-produced methanol, improved costs compared to the third quarter, and the change relating to mark-to-market share-based compensation.

▪
We recorded Adjusted EBITDA of $136 million for the fourth quarter of 2019 compared with $90 million for the third quarter of 2019. The increase in Adjusted EBITDA for the fourth quarter of 2019 compared to the third quarter of 2019 includes a $25 million (Methanex share) insurance recovery related to the Egypt outage, with the remaining increase primarily due to higher sales of Methanex-produced methanol and improved costs compared to the third quarter, offsetting a lower average realized price. Adjusted EBITDA for 2019 includes the adoption of IFRS 16 which increased Adjusted EBITDA for the fourth quarter of 2019 by $31 million, the third quarter of 2019 by $26 million and the year ended December 31, 2019 by $112 million. The 2018 comparative periods have not been adjusted for IFRS 16.

▪
Adjusted net income was $10 million for the fourth quarter of 2019 compared to Adjusted net loss of $21 million for the third quarter of 2019. The increase in Adjusted net income includes the insurance recovery of $18 million (Methanex share, net of tax) related to the Egypt outage. The remaining change is primarily due to higher sales of Methanex-produced methanol and improved costs compared to the third quarter, offsetting a lower average realized price.

▪
Total sales volume for the fourth quarter of 2019 was 2,986,000 tonnes compared with 2,824,000 tonnes for the third quarter of 2019. Sales of Methanex-produced methanol were 2,056,000 tonnes in the fourth quarter of 2019 compared with 1,965,000 tonnes in the third quarter of 2019. In the fourth quarter of 2019, production exceeded sales of Methanex-produced methanol, resulting in a 68,000 tonne build of produced methanol inventory. This compares to the third quarter of 2019, when sales of Methanex-produced methanol exceeded production by 128,000 tonnes. An inventory build or draw is a result of the timing of produced and purchased methanol volume in and out of inventory.

▪
Production for the fourth quarter of 2019 increased to 2,124,000 tonnes, a new quarterly record for Methanex. This compares with 1,837,000 tonnes for the third quarter of 2019. The increase in production was primarily driven by our Chile facilities where both plants ran at higher rates and our production for the quarter reached its highest level since the second quarter of 2007, and by Egypt which returned to full operating rates following the outage experienced in the second and third quarters.

▪
During the fourth quarter we reached an agreement for natural gas supply to our Chile facilities that will underpin approximately 25% of a two-plant operation through to the end of 2025. We expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually.

▪
We are currently constructing a new 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 facilities. The cost of the Geismar 3 project is expected to be between $1.3 to $1.4 billion, excluding capitalized interest, with operations targeted for the second half of 2022. Capitalized costs of approximately $152 million, excluding capitalized interest of $4 million, have been incurred for the project, life to date.

METHANEX CORPORATION 2019 FOURTH QUARTER NEWS RELEASE    PAGE 3

▪	During the fourth quarter of 2019 we paid a $0.36 per common share quarterly dividend to shareholders for a total of $27 million.

▪
Total distributions to shareholders in 2019 were $161 million including quarterly dividends and share repurchases. In 2019 we repurchased 1,069,893 common shares under a normal course issuer bid. No shares were repurchased in the fourth quarter of 2019.

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2019 Production	2018 Production	Q4 2019 Production	Q3 2019 Production	Q4 2018 Production
New Zealand [2]	2,200	1,865	1,606	513	469	389
USA (Geismar)	2,000	1,929	2,078	480	514	527
Trinidad (Methanex interest) [3]	2,000	1,743	1,702	456	474	448
Chile [4]	1,720	1,050	612	373	146	206
Egypt (50% interest)	630	392	613	151	85	155
Canada (Medicine Hat)	600	610	600	151	149	160
	9,150	7,589	7,211	2,124	1,837	1,885

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]
The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. We have revised the Annual Operating Capacity from 2.4 million tonnes to 2.2 million tonnes in the current quarter based on the current outlook for available high CO2 natural gas.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[4]
The operating capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile was 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007.

Key production and operational highlights during the fourth quarter include:

▪
New Zealand produced 513,000 tonnes compared with 469,000 tonnes in the third quarter of 2019. We achieved higher production in the fourth quarter of 2019 compared to the third quarter of 2019 as we received higher gas deliveries. In December 2019 we took the Waitara Valley plant offline to complete unplanned repairs to be completed during the first quarter of 2020. The plant remains offline today.

▪
Geismar produced 480,000 tonnes during the fourth quarter of 2019 compared to 514,000 tonnes during the third quarter of 2019. Production in the fourth quarter is lower than the third quarter as Geismar 2 experienced unplanned outages early in the quarter resulting in lost production of approximately 45,000 tonnes.

▪
Trinidad produced 456,000 tonnes (Methanex interest) compared with 474,000 tonnes in the third quarter of 2019. Production in Trinidad is lower in the fourth quarter of 2019 compared to the third quarter of 2019 as production in the fourth quarter was impacted by unplanned outages at both plants. For Trinidad, we continue to guide to approximately 85% operating rates. During the fourth quarter we reached an interim agreement with the National Gas Company of Trinidad and Tobago Limited (“NGC”) for the supply of natural gas to our Titan methanol facility for a one month period to January 31, 2020. We have recently extended the term of the interim agreement to April 1, 2020 to continue operations at Titan while continuing negotiations with NGC for a longer-term natural gas supply agreement.

METHANEX CORPORATION 2019 FOURTH QUARTER NEWS RELEASE    PAGE 4

▪
The Chile facilities produced 373,000 tonnes during the fourth quarter of 2019 compared to 146,000 tonnes during the third quarter of 2019. Production for the fourth quarter of 2019 is higher compared to the third quarter of 2019 as both Chile plants ran at high rates. In the quarter, we achieved our highest quarterly production from Chile since the second quarter of 2007. Only the Chile IV plant operated during the third quarter due to Chile I completing a refurbishment timed to coincide with lower gas availability in Chile.

▪
The Egypt facility produced 302,000 tonnes (Methanex interest - 151,000 tonnes) in the fourth quarter of 2019 compared with 170,000 tonnes (Methanex interest - 85,000 tonnes) in the third quarter of 2019. The Egypt facility ran at full rates through the fourth quarter of 2019 subsequent to the plant's restart in August.

▪	Medicine Hat produced 151,000 tonnes during the fourth quarter of 2019 compared to 149,000 tonnes during the third quarter of 2019.
CONFERENCE CALL
A conference call is scheduled for January 30, 2020 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until February 14, 2020 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 9165317#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2019 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2019 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the Company's MD&A for the period ended December 31, 2019 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

METHANEX CORPORATION 2019 FOURTH QUARTER NEWS RELEASE    PAGE 5

-end-

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2019 FOURTH QUARTER NEWS RELEASE    PAGE 6

4
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2019
At January 28, 2020 the Company had 76,196,080 common shares issued and outstanding and stock options exercisable for 1,224,813 additional common shares.
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Net income (loss) (attributable to Methanex shareholders)	$9	$(10)	$161	$88	$569
Mark-to-market impact of share-based compensation, net of tax	1	(11)	(71)	(17)	(13)
Adjusted net income (loss) [1]	$10	$(21)	$90	$71	$556
Diluted weighted average shares outstanding (millions)	76	76	78	77	81
Adjusted net income (loss) per common share [1]	$0.13	$(0.27)	$1.15	$0.93	$6.86

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $9 million during the fourth quarter of 2019 compared to net loss of $10 million in the third quarter of 2019. Within net income attributable to Methanex shareholders we have recorded an insurance recovery of $18 million (Methanex share, net of tax) in the fourth quarter related to the Egypt outage experienced in the second and third quarters of the year. Excluding the insurance recovery, the fourth quarter result was a net loss attributable to Methanex shareholders of $9 million compared to a net loss of $10 million in the third quarter of 2019. A decrease in our average realized methanol price in the fourth quarter was largely offset by higher sales of Methanex-produced methanol, improved costs compared to the third quarter, and the change relating to mark-to-market share-based compensation.

▪
We recorded Adjusted EBITDA of $136 million for the fourth quarter of 2019 compared with $90 million for the third quarter of 2019. The increase in Adjusted EBITDA for the fourth quarter of 2019 compared to the third quarter of 2019 includes a $25 million (Methanex share) insurance recovery related to the Egypt outage, with the remaining increase primarily due to higher sales of Methanex-produced methanol and improved costs compared to the third quarter, offsetting a lower average realized price. Adjusted EBITDA for 2019 includes the adoption of IFRS 16 which increased Adjusted EBITDA for the fourth quarter of 2019 by $31 million, the third quarter of 2019 by $26 million and the year ended December 31, 2019 by $112 million. The 2018 comparative periods have not been adjusted for IFRS 16.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Adjusted net income was $10 million for the fourth quarter of 2019 compared to Adjusted net loss of $21 million for the third quarter of 2019. The increase in Adjusted net income includes the insurance recovery of $18 million (Methanex share, net of tax) related to the Egypt outage. The remaining change is primarily due to higher sales of Methanex-produced methanol and improved costs compared to the third quarter, offsetting a lower average realized price.

▪
Total sales volume for the fourth quarter of 2019 was 2,986,000 tonnes compared with 2,824,000 tonnes for the third quarter of 2019. Sales of Methanex-produced methanol were 2,056,000 tonnes in the fourth quarter of 2019 compared with 1,965,000 tonnes in the third quarter of 2019. In the fourth quarter of 2019, production exceeded sales of Methanex-produced methanol, resulting in a 68,000 tonne build of produced methanol inventory. This compares to the third quarter of 2019, when sales of Methanex-produced methanol exceeded production by 128,000 tonnes. An inventory build or draw is a result of the timing of produced and purchased methanol volume in and out of inventory.

▪
Production for the fourth quarter of 2019 increased to 2,124,000 tonnes, a new quarterly record for Methanex. This compares with 1,837,000 tonnes for the third quarter of 2019. The increase in production was primarily driven by our Chile facilities where both plants ran at higher rates and our production for the quarter reached its highest level since the second quarter of 2007, and by Egypt which returned to full operating rates following the outage experienced in the second and third quarters. Refer to the Production Summary section on page 4 of the MD&A.

▪
During the fourth quarter we reached an agreement for natural gas supply to our Chile facilities that will underpin approximately 25% of a two-plant operation through to the end of 2025. We expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually.

▪
We are currently constructing a new 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 facilities. The cost of the Geismar 3 project is expected to be between $1.3 to $1.4 billion, excluding capitalized interest, with operations targeted for the second half of 2022. Capitalized costs of approximately $152 million, excluding capitalized interest of $4 million, have been incurred for the project, life to date.

▪	During the fourth quarter of 2019 we paid a $0.36 per common share quarterly dividend to shareholders for a total of $27 million.

▪
Total distributions to shareholders in 2019 were $161 million including quarterly dividends and share repurchases. In 2019 we repurchased 1,069,893 common shares under a normal course issuer bid. No shares were repurchased in the fourth quarter of 2019.

This Fourth Quarter 2019 Management’s Discussion and Analysis dated January 29, 2020 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2019 as well as the 2018 Annual Consolidated Financial Statements and MD&A included in the Methanex 2018 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2018 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Production (thousands of tonnes) (attributable to Methanex shareholders)	2,124	1,837	1,885	7,589	7,211
Sales volume (thousands of tonnes)
Methanex-produced methanol	2,056	1,965	1,599	7,611	7,002
Purchased methanol	623	680	908	2,492	3,032
Commission sales	307	179	245	1,031	1,174
Total sales volume [1]	2,986	2,824	2,752	11,134	11,208

Methanex average non-discounted posted price ($ per tonne) [2]	307	330	487	353	481
Average realized price ($ per tonne) [3]	256	272	401	295	405

Revenue	659	650	977	2,784	3,932
Adjusted revenue	690	723	1,008	2,988	4,033
Adjusted EBITDA	136	90	197	566	1,071
Cash flows from operating activities	114	71	218	515	980
Adjusted net income (loss)	10	(21)	90	71	556
Net income (loss) (attributable to Methanex shareholders)	9	(10)	161	88	569

Adjusted net income (loss) per common share	0.13	(0.27)	1.15	0.93	6.86
Basic net income (loss) per common share	0.12	(0.13)	2.07	1.15	7.07
Diluted net income (loss) per common share	0.12	(0.21)	1.68	1.01	6.92

Common share information (millions of shares)
Weighted average number of common shares	76	76	78	77	80
Diluted weighted average number of common shares	76	76	78	77	81
Number of common shares outstanding, end of period	76	76	77	76	77

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). No Tolling Volume has been produced in 2019. There was no Tolling Volume in the fourth quarter of 2018 and 108,000 MT of Tolling Volume for the year ended December 31, 2018.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Operating Capacity[1]	2019 Production	2018 Production	Q4 2019 Production	Q3 2019 Production	Q4 2018 Production
New Zealand [2]	2,200	1,865	1,606	513	469	389
USA (Geismar)	2,000	1,929	2,078	480	514	527
Trinidad (Methanex interest) [3]	2,000	1,743	1,702	456	474	448
Chile [4]	1,720	1,050	612	373	146	206
Egypt (50% interest)	630	392	613	151	85	155
Canada (Medicine Hat)	600	610	600	151	149	160
	9,150	7,589	7,211	2,124	1,837	1,885

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]
The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. We have revised the Annual Operating Capacity from 2.4 million tonnes to 2.2 million tonnes in the current quarter based on the current outlook for available high CO2 natural gas. (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]
The operating capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile was 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007.

New Zealand
The New Zealand facilities produced 513,000 tonnes of methanol in the fourth quarter of 2019 compared with 469,000 tonnes in the third quarter of 2019. We achieved higher production in the fourth quarter of 2019 compared to the third quarter of 2019 as we received higher gas deliveries. In December 2019 we took the Waitara Valley plant offline to complete unplanned repairs to be completed during the first quarter of 2020. The plant remains offline today.

Significant field development work is underway in the upstream gas sector in New Zealand, however, we do not expect to see the benefit of this next year. Based on our current contracted gas position, we have revised our guidance to approximately 85% operating rates in 2020, or approximately 1.9 million tonnes annually.
United States
The Geismar facilities produced 480,000 tonnes during the fourth quarter of 2019 compared to 514,000 tonnes during the third quarter of 2019. Production in the fourth quarter is lower than the third quarter as Geismar 2 experienced unplanned outages early in the quarter resulting in lost production of approximately 45,000 tonnes.
Trinidad
The Trinidad facilities produced 456,000 tonnes (Methanex interest) in the fourth quarter of 2019 compared with 474,000 tonnes (Methanex interest) in the third quarter of 2019. Production in Trinidad is lower in the fourth quarter of 2019 compared to the third quarter of 2019 as production in the fourth quarter was impacted by unplanned outages at both plants. For Trinidad, we continue to guide to approximately 85% operating rates. During the fourth quarter we reached an interim agreement with the National Gas Company of Trinidad and Tobago Limited (“NGC”) for the supply of natural gas to our Titan methanol facility for a one month period to January 31, 2020. We have recently extended the term of the interim agreement to April 1, 2020 to continue operations at Titan while continuing negotiations with NGC for a longer-term natural gas supply agreement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Chile
Chile produced 373,000 tonnes during the fourth quarter of 2019 compared to 146,000 tonnes during the third quarter of 2019. Production for the fourth quarter of 2019 is higher compared to the third quarter of 2019 as both Chile plants ran at high rates. In the quarter, we achieved our highest quarterly production from Chile since the second quarter of 2007. Only the Chile IV plant operated during the third quarter due to Chile I completing a refurbishment timed to coincide with lower gas availability in Chile.

During the quarter we announced an agreement for natural gas supply to our Chile facilities that will underpin approximately 25% of a two-plant operation through to the end of 2025. We expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We are optimistic that we will be able to secure sufficient gas to underpin a full two-plant operation over the coming years.
Egypt
The Egypt facility produced 302,000 tonnes (Methanex interest - 151,000 tonnes) in the fourth quarter of 2019 compared with 170,000 tonnes (Methanex interest - 85,000 tonnes) in the third quarter of 2019. The Egypt facility ran at full rates through the fourth quarter of 2019 subsequent to the plant's restart in August.
Canada
The Medicine Hat facility produced 151,000 tonnes during the fourth quarter of 2019 compared to 149,000 tonnes during the third quarter of 2019.
FINANCIAL RESULTS

For the fourth quarter of 2019, we reported a net income attributable to Methanex shareholders of $9 million ($0.12 net income per common share on a diluted basis) compared with net loss attributable to Methanex shareholders for the third quarter of 2019 of $10 million ($0.21 net loss per common share on a diluted basis) and net income attributable to Methanex shareholders for the fourth quarter of 2018 of $161 million ($1.68 net income per common share on a diluted basis). For the year ended December 31, 2019 compared to the same period for 2018, we reported net income attributable to Methanex shareholders of $88 million ($1.01 net income per common share on a diluted basis) and $569 million ($6.92 net income per common share on a diluted basis).

For the fourth quarter of 2019, we recorded Adjusted EBITDA of $136 million and Adjusted net income of $10 million ($0.13 Adjusted net income per common share). This compares with Adjusted EBITDA of $90 million and Adjusted net loss of $21 million ($0.27 Adjusted net loss per common share) for the third quarter of 2019 and Adjusted EBITDA of $197 million and Adjusted net income of $90 million ($1.15 Adjusted net income per common share) for the fourth quarter of 2018. For the year ended December 31, 2019, we recorded Adjusted EBITDA of $566 million and Adjusted net income of $71 million ($0.93 Adjusted net income per common share) compared to Adjusted EBITDA of $1,071 million and Adjusted net income of $556 million ($6.86 Adjusted net income per common share) for the same period in 2018. For 2019, Adjusted EBITDA includes the impact from adoption of IFRS 16 which increased Adjusted EBITDA for all 2019 periods presented. Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income (loss) and excludes amounts related to Atlas.

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Consolidated statements of income (loss):
Revenue	$659	$650	$977	$2,784	$3,932
Cost of sales and operating expenses	(553)	(581)	(701)	(2,301)	(2,857)
Egypt insurance recovery	50	—	—	50	—
Mark-to-market impact of share-based compensation	1	(12)	(87)	(18)	(17)
Adjusted EBITDA (attributable to associate)	21	32	27	116	140
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(42)	1	(19)	(65)	(127)
Adjusted EBITDA (attributable to Methanex shareholders)	136	90	197	566	1,071

Mark-to-market impact of share-based compensation	(1)	12	87	18	17
Depreciation and amortization [1]	(88)	(85)	(62)	(344)	(245)
Finance costs [1]	(36)	(31)	(23)	(124)	(94)
Finance income and other expenses	—	3	2	4	4
Income tax (expense) recovery	(6)	17	(33)	(4)	(153)
Earnings of associate adjustment [2]	(13)	(18)	(10)	(64)	(69)
Non-controlling interests adjustment [2]	17	2	3	36	38
Net income (loss) (attributable to Methanex shareholders)	$9	$(10)	$161	$88	$569
Net income (loss)	$34	$(13)	$177	$116	$658

[1]
Depreciation and amortization and finance costs for the periods ended December 31 and September 30, 2019 include the impact of the adoption of IFRS 16 "Leases". The comparative periods in 2018 have not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

[2]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income (loss) attributable to Methanex shareholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2019 compared with Q3 2019	Q4 2019 compared with Q4 2018	2019 compared with 2018
Average realized price	$(42)	$(385)	$(1,117)
Sales volume	2	18	9
Total cash costs	81	275	491
IFRS 16 leasing impact [1]	5	31	112
Increase (decrease) in Adjusted EBITDA	$46	$(61)	$(505)
1 Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A for more information relating to the adoption of IFRS 16.
Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Methanex average non-discounted posted price	307	330	487	353	481
Methanex average realized price	256	272	401	295	405

Methanex’s average realized price for the fourth quarter of 2019 was $256 per tonne compared to $272 per tonne in the third quarter of 2019 and $401 per tonne in the fourth quarter of 2018, decreasing Adjusted EBITDA by $42 million and by $385 million, respectively. For the year ended December 31, 2019, our average realized price was $295 per tonne compared to $405 per tonne for the same period in 2018, decreasing Adjusted EBITDA by $1,117 million. Our average realized price for the three months and year ended December 31, 2019 decreased compared to all comparative periods driven by lower average non-discounted posted prices (refer to Supply/Demand Fundamentals section on page 12 of the MD&A for more information).
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2019 was 34,000 tonnes higher than the third quarter of 2019 and 172,000 tonnes higher than the fourth quarter of 2018. The increase in the fourth quarter of 2019 compared to the third quarter of 2019, and compared to the fourth quarter of 2018 increased Adjusted EBITDA by $2 million and $18 million, respectively. For the year ended December 31, 2019 compared with the same period in 2018, methanol sales volume excluding commission sales volume was 69,000 tonnes higher and this resulted in higher Adjusted EBITDA by $9 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2019 compared with Q3 2019	Q4 2019 compared with Q4 2018	2019 compared with 2018
Methanex-produced methanol costs	$24	$74	$137
Proportion of Methanex-produced methanol sales	5	66	113
Purchased methanol costs	12	96	276
Logistics costs	(1)	(2)	(29)
Egypt insurance recovery	25	25	25
Other, net	16	16	(31)
Increase in Adjusted EBITDA due to changes in total cash costs	$81	$275	$491
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol sales prices above a certain level. For the fourth quarter of 2019 compared with the third quarter of 2019 and the fourth quarter of 2018, Methanex-produced methanol costs were lower by $24 million and $74 million, respectively. For 2019 compared with 2018, Methanex-produced methanol costs were lower by $137 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2019 compared with the third quarter of 2019 and the fourth quarter of 2018, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $5 million and by $66 million, respectively. For the year ended December 31, 2019 compared with the same period for 2018, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $113 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Logistics costs
Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Logistics costs in the fourth quarter of 2019 were $1 million higher than in the third quarter of 2019, decreasing Adjusted EBITDA. Logistics costs for the three months and year ended December 31, 2019 compared with the same periods in 2018 were $2 million and $29 million higher, respectively. The increase in logistics costs decreased Adjusted EBITDA. Logistics costs for the periods presented were higher due to changes in the mix of Methanex-produced methanol sales volume resulting in longer supply chains and higher costs per delivered tonne. Specifically, the Egypt plant outage experienced in 2019 led to longer supply chains and higher costs for delivery to our customers in the Mediterranean while a terminal fire in Houston and high water levels on the Mississippi river have led to higher in-region logistics costs in North America primarily in the second quarter of 2019.
Egypt insurance recovery
We experienced an outage at the Egypt plant from April to August 2019. We have recorded a $50 million ($25 million our share) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the fourth quarter of 2019 compared with the third quarter of 2019, other costs were lower by $16 million, primarily due to lower unabsorbed fixed costs and no further repair costs at Egypt following the restart of the plant.

For the fourth quarter of 2019 compared with the fourth quarter of 2018, other costs were lower by $16 million, primarily due to lower unabsorbed fixed costs at our manufacturing sites and lower selling, general and administrative expenses. For the year ended December 31, 2019 compared with the same period in 2018, other costs were higher by $31 million primarily due to unabsorbed fixed costs at our manufacturing sites during scheduled turnarounds and plant outages, higher repair costs incurred during the Egypt plant outage in 2019, and higher selling, general and administrative expenses including cloud-based computing system implementation costs required to be expensed under IFRS.
IFRS 16 leasing adjustment
The adoption of IFRS 16 in 2019 has increased Adjusted EBITDA for the three months and year ended December 31, 2019 compared to the same periods in 2018 by $31 million and $112 million, respectively. The three months and year ended December 31, 2018 do not reflect IFRS 16. The lower lease costs included in the calculation of Adjusted EBITDA due to the adoption of IFRS 16 in 2019 are approximately offset by higher depreciation and amortization by $26 million and finance costs by $5 million recognized in the three month period ended December 31, 2019, and higher depreciation and amortization by $97 million and finance costs by $21 million recognized in the year ended December 31, 2019. Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A.
Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income (loss). The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income (loss) and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share price)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Methanex Corporation share price [1]	$38.63	$35.47	$48.17	$38.63	$48.17
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income (loss)	2	2	1	14	11
Mark-to-market impact due to change in share price [2]	1	(12)	(87)	(18)	(17)
Total share-based compensation expense (recovery), before tax	$3	$(10)	$(86)	$(4)	$(6)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

[2]	For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization

Depreciation and amortization was $88 million for the fourth quarter of 2019 compared with $85 million for the third quarter of 2019 and $62 million for the fourth quarter of 2018. Depreciation and amortization was higher compared to the third quarter of 2019 as higher depreciation associated with higher produced sales volume in the fourth quarter was only partially offset by lower unabsorbed depreciation. Depreciation and amortization was $26 million higher for the fourth quarter of 2019 compared to the fourth quarter of 2018 primarily due to the adoption of IFRS 16 in 2019 which resulted in an additional $25 million of depreciation of right-of-use (leased) assets. Depreciation and amortization for the year ended December 31, 2019 was $344 million compared with $245 million for the same period in 2018, the increase of $99 million was primarily due to the adoption of IFRS 16 in 2019 which resulted in an additional $97 million of depreciation of right-of-use (leased) assets.
Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Finance costs before capitalized interest	$37	$32	$23	$127	$95
Less capitalized interest	(1)	(1)	—	(3)	(1)
Finance costs	$36	$31	$23	$124	$94
Finance costs are primarily comprised of interest on borrowings and lease obligations. Finance costs are higher for the fourth quarter of 2019 compared to the third quarter of 2019 due to a higher debt balance. Finance costs are higher for the three months and year ended December 31, 2019 compared to the same periods for 2018 primarily due to the adoption of IFRS 16 in 2019 which resulted in an additional $5 million of finance costs for the three months ended December 31, 2019 and $21 million of finance costs for the year ended December 31, 2019 relating to lease obligations previously treated as operating lease expenses. Finance costs are also higher for the periods ended December 31, 2019 due to higher borrowings. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 13 of the MD&A.
Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Finance income and other expenses	$—	$3	$2	$4	$4
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the fourth quarter of 2019 compared to the third quarter of 2019 and the year ended December 31, 2019 compared to the same period in 2018 is as follows:

	Three months ended December 31, 2019		Three months ended September 30, 2019
($ millions except where noted)	Net Income	Adjusted Net Income	Net Loss	Adjusted Net Loss
Amount before income tax	$40	$14	$(30)	$(26)
Income tax (expense) recovery	(6)	(4)	17	5
	$34	$10	$(13)	$(21)
Effective tax rate	15%	29%	56%	18%

	Year ended December 31, 2019		Year ended December 31, 2018
($ millions, except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$121	$102	$811	$737
Income tax (expense) recovery	(5)	(31)	(153)	(181)
	$116	$71	$658	$556
Effective tax rate	4%	30%	19%	25%

We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is currently 26.8% and will decrease to 25.6% over the next three years based on recently enacted legislation in Alberta. The United States statutory tax rate applicable to Methanex is 23% and the Egypt statutory tax rate applicable to Methanex is 27.5%. We accrue for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income (loss).

The effective tax rate based on Adjusted net income was 29% for the fourth quarter of 2019 compared to 18% on Adjusted net loss for the third quarter of 2019. The effective tax rate based on Adjusted net income was 30% for the year ended December 31, 2019 compared to 25% for 2018. Adjusted net income (loss) represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate. Finally, the 2018 effective tax rate was also lower than the 2019 effective tax rate due to the utilization of unrecognized loss-carryforwards in Egypt which were fully utilized in the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
We estimate that global methanol demand totaled approximately 84 million tonnes in 2019, a 3% increase compared to 2018, supported by robust demand growth for methanol-to-olefin (“MTO”) applications.
In the fourth quarter of 2019, total methanol demand grew by 3% compared to the third quarter of 2019. Traditional chemical demand, which represents over 50% of global methanol demand, increased slightly as some downstream producers resumed production following planned and unplanned outages in the third quarter. We believe that growth in methanol demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates and may be also impacted by outages from downstream producers.
Demand for energy-related applications, which represents just under 50% of global demand, increased by 5% in the fourth quarter of 2019 compared to the third quarter. Demand into MTO applications was strong as most MTO plants operated at high rates. We continue to monitor the progress of two other MTO units that are currently under construction, with the combined capacity to consume an additional 3.6 million tonnes of methanol annually at full operating rates, that are targeted to come online in the medium term. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
Global methanol industry supply operated at relatively high rates overall in 2019; however, methanol industry supply was impacted late in the fourth quarter in the Middle East and Southeast Asia due to unplanned outages and in China due to the diversion of natural gas away from methanol production to residential heating. Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in the Americas and the Middle East. Caribbean Gas Chemical Limited is constructing a 1.0 million tonne plant in Trinidad with production expected in 2020. Yuhuang Chemical Industries is progressing a 1.7 million tonne project in St. James Parish, Louisiana with an announced target completion date in the second half of 2020. We are constructing a 1.8 million tonne plant, which will be our third plant in Geismar, Louisiana, with production targeted for the second half of 2022. There are other large-scale projects under discussion in North America; however, none have yet reached a final investment decision. There are a number of projects at various stages of construction in Iran, including the Bushehr plant which we understand is closest to completion, that we continue to monitor. We anticipate that new non-integrated capacity additions in China will be modest due to a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that new capacity in China will be consumed in that country.
Methanol Price
Our average realized price in the fourth quarter of 2019 was $256 per tonne compared to $272 per tonne in the third quarter of 2019. Relatively strong industry operating rates and modest methanol demand growth continued to impact methanol prices in the quarter.

Our January posted prices were steady in North America and Asia Pacific at $342 per tonne and $275 per tonne, respectively. Our European contract price is set quarterly and we lowered our first quarter 2020 contract price by €5 per tonne to €275 per tonne. We recently announced our February contract prices which increased by $54 to $396 per tonne in North America and increased by $60 to $335 per tonne in Asia Pacific. Future methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Feb 2020	Jan 2020	Dec 2019	Nov 2019	Oct 2019
North America	396	342	342	342	342
Europe [2]	305	305	305	305	305
Asia Pacific	335	275	275	295	295
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€275 for Q1 2020 (Q4 2019 – €280) converted to United States dollars.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the fourth quarter of 2019 were $114 million compared with $71 million for the third quarter of 2019 and $218 million for the fourth quarter of 2018. Cash flows from operating activities for the year ended December 31, 2019 were $515 million compared to $980 million for the same period in 2018. Cash flows from operating activities for the three months and year ended December 31, 2019 compared to the same periods in 2018 were lower due to lower earnings. Cash flows from operating activities for the fourth quarter of 2019 compared to the third quarter of 2019 were higher due to higher earnings. The adoption of IFRS 16 for 2019 results in higher cash flows from operating activities in the three months and year ended December 31, 2019 of $31 million and $112 million compared to the same periods in 2018. The increase in operating cash inflows from IFRS 16 is offset by an increase in financing cash outflows compared to 2018. The increase in financing cash outflows reflects the repayments on lease obligations including financing costs. The adoption of IFRS 16 has no net cash impact. The impact of IFRS 16 adoption on operating and financing cash flows is comparable between the 2019 periods presented.

The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q4 2019 compared with Q3 2019	Q4 2019 compared with Q4 2018	2019 compared with 2018
Change in Adjusted EBITDA (attributable to Methanex shareholders) [1]	$46	$(61)	$(505)
Change in Adjusted EBITDA of associate	11	6	24
Change in dividends received from associate	(13)	—	(7)
Cash flows attributable to non-controlling interests	18	(2)	(87)
Non-cash working capital	(49)	(106)	3
Income taxes paid	4	33	62
Egypt insurance recovery	25	25	25
Share-based payments	(2)	5	22
Other	5	(2)	1
Increase (decrease) in cash flows from operating activities	$43	$(104)	$(465)
1 Included in Changes in Adjusted EBITDA (attributable to Methanex shareholders) is the increase in cash flows from operating activities associated with the adoption of IFRS 16 for 2019.

During the fourth quarter of 2019 we paid a quarterly dividend of $0.36 per common share for a total of $27 million. Total distributions to shareholders in 2019 were $161 million including quarterly dividends and share repurchases. In 2019 we repurchased 1,069,893 common shares under a normal course issuer bid. No shares were repurchased in the fourth quarter of 2019.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At December 31, 2019, our cash balance was $417 million, including $32 million of cash related to our Egypt entity consolidated on a 100% basis and $9 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

In October 2019, we used proceeds from notes issued in the third quarter to repay the $350 million unsecured notes originally due in December 2019.

We have two undrawn credit facilities, an $800 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility, both with a syndicate of highly rated financial institutions and expiry in July 2024. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facilities and long-term debt.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Projects and Growth Opportunities

We are currently constructing a new 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 facilities. The cost of the Geismar 3 project is expected to be between $1.3 to $1.4 billion, excluding capitalized interest, with operations targeted for the second half of 2022. Capitalized costs of approximately $152 million, excluding capitalized interest of $4 million, have been incurred for the project, life to date.

In addition, we continue to make progress on the debottlenecking opportunities at our existing Geismar 1 and Geismar 2 facilities to increase production by approximately 10% over the next couple of years. We anticipate completing the Geismar 1 debottleneck project at the end of the first quarter of 2020.

Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $150 million for 2020.

We believe we are well positioned to meet our financial commitments, execute our growth projects in Louisiana, and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.
ADOPTION OF NEW ACCOUNTING STANDARDS
IFRS 16, Leases

We adopted IFRS 16, Leases ("IFRS 16" or "the standard") as issued by the IASB in 2016, which eliminates the operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

We transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, we elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

On transition to IFRS 16, we recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring lease liabilities, we discounted lease payments using the incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%.

The following tables denote the impact to Adjusted EBITDA and adjusted net income (before tax), depreciation and amortization and finance costs attributable to Methanex and reported for the three month periods ended September 30, 2019 and December 31, 2019 and for the year ended December 31, 2019:

	Three Months Ended
	September 30, 2019
($ millions except per share amounts)	Excluding IFRS 16	IFRS 16 impact	Including IFRS 16
Adjusted EBITDA	$64	$26	$90
Less:
Depreciation and amortization	64	23	87
Finance costs	24	5	29
Other	(1)	—	(1)
Adjusted net loss - before tax	$(23)	$(2)	$(25)

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended
	December 31, 2019
($ millions except per share amounts)	Excluding IFRS 16	IFRS 16 impact	Including IFRS 16
Adjusted EBITDA	$105	$31	$136
Less:
Depreciation and amortization	61	26	87
Finance costs	30	5	35
Other	—	—	—
Adjusted net income - before tax	$14	$—	$14

	Year Ended
	December 31, 2019
($ millions except per share amounts)	Excluding IFRS 16	IFRS 16 impact	Including IFRS 16
Adjusted EBITDA	$454	$112	$566
Less:
Depreciation and amortization	245	97	342
Finance costs	98	21	119
Other	3	—	3
Adjusted net income - before tax	$108	$(6)	$102

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue, operating income (loss) and the amounts excluding the impact of IFRS 16. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income (loss) attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income (loss) exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income (loss) is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income (loss) may differ from the total settlement cost.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Net income (loss) (attributable to Methanex shareholders)	$9	$(10)	$161	$88	$569
Mark-to-market impact of share-based compensation	1	(12)	(87)	(18)	(17)
Depreciation and amortization [1]	88	85	62	344	245
Finance costs [1]	36	31	23	124	94
Finance income and other expenses	—	(3)	(2)	(4)	(4)
Income tax expense (recovery)	6	(17)	33	4	153
Earnings of associate adjustment [2]	13	18	10	64	69
Non-controlling interests adjustment [2]	(17)	(2)	(3)	(36)	(38)
Adjusted EBITDA (attributable to Methanex shareholders)	$136	$90	$197	$566	$1,071

[1]
Depreciation and amortization and finance costs for the periods ended December 31, 2019 and September 30, 2019 includes the impact of the adoption of IFRS 16. The comparative periods have not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

[2]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Net income (loss) (attributable to Methanex shareholders)	$9	$(10)	$161	$88	$569
Mark-to-market impact of share-based compensation, net of tax	1	(11)	(71)	(17)	(13)
Adjusted net income (loss) [1]	$10	$(21)	$90	$71	$556
Diluted weighted average shares outstanding (millions)	76	76	78	77	81
Adjusted net income (loss) per common share [1]	$0.13	$(0.27)	$1.15	$0.93	$6.86

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2019	Sep 30 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Revenue	$659	$650	$977	$2,784	$3,932
Methanex share of Atlas revenue [1]	72	75	81	325	355
Non-controlling interests' share of revenue [1]	(40)	—	(49)	(115)	(250)
Other adjustments	(1)	(2)	(1)	(6)	(4)
Adjusted revenue (attributable to Methanex shareholders)	$690	$723	$1,008	$2,988	$4,033

[1]	Excludes intercompany transactions with the Company.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
Amounts excluding the impact of IFRS 16

Amounts for the periods ended September 30, 2019 and December 31, 2019 excluding the impact of IFRS 16 presented for the periods ended September 30, 2019 and December 31, 2019 MD&A have been reconciled to a GAAP measure, being depreciation and amortization and finance costs including IFRS 16 in the Adoption of New Accounting Standards section on page 14. Additionally, Adjusted EBITDA excluding the impact of IFRS 16 has been reconciled to Adjusted EBITDA including IFRS 16 in the Adoption of New Accounting Standards section on page 14 with the reconciliation of Adjusted EBITDA to a GAAP measure on page 15.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. 2019 periods presented reflect the adoption of IFRS 16. Financial information in all comparative periods does not reflect the impact of IFRS 16. Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019
Revenue	$659	$650	$734	$742
Adjusted EBITDA	136	90	146	194
Net income (loss) (attributable to Methanex shareholders)	9	(10)	50	38
Adjusted net income (loss)	10	(21)	26	56
Basic net income (loss) per common share	0.12	(0.13)	0.65	0.50
Diluted net income (loss) per common share	0.12	(0.21)	0.51	0.50
Adjusted net income (loss) per common share	0.13	(0.27)	0.34	0.73

	Three Months Ended
($ millions except per share amounts)	Dec 31 2018	Sep 30 2018	Jun 30 2018	Mar 31 2018
Revenue	$977	$1,044	$950	$962
Adjusted EBITDA	197	293	275	306
Net income (attributable to Methanex shareholders)	161	128	111	169
Adjusted net income	90	152	143	171
Basic net income per common share	2.07	1.62	1.36	2.02
Diluted net income per common share	1.68	1.61	1.36	2.00
Adjusted net income per common share	1.15	1.92	1.75	2.03

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 15 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income (loss), respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income (loss) and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2019 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2019 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions ,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•
commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

•	receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 19
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar 3 Project,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar 3 Project, including cost pressures arising from labour costs,

•	competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2018 Annual Management’s Discussion and Analysis and this Fourth Quarter 2019 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 20
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Revenue	$658,678	$976,551	$2,784,494	$3,931,847
Cost of sales and operating expenses	(553,302)	(700,944)	(2,300,917)	(2,856,920)
Depreciation and amortization	(87,934)	(62,030)	(344,127)	(245,303)
Egypt insurance recovery (note 11)	50,000	—	50,000	—
Operating income	67,442	213,577	189,450	829,624
Earnings of associate (note 4)	8,283	17,859	52,218	72,001
Finance costs (note 5)	(35,917)	(23,378)	(124,426)	(94,416)
Finance income and other expenses	(389)	1,712	3,598	4,266
Income before income taxes	39,419	209,770	120,840	811,475
Income tax (expense) recovery:
Current	(16,273)	(12,874)	(38,809)	(91,027)
Deferred	10,515	(19,580)	34,335	(62,464)
	(5,758)	(32,454)	(4,474)	(153,491)
Net income	$33,661	$177,316	$116,366	$657,984
Attributable to:
Methanex Corporation shareholders	$8,979	$160,876	$87,767	$568,982
Non-controlling interests	24,682	16,440	28,599	89,002
	$33,661	$177,316	$116,366	$657,984

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.12	$2.07	$1.15	$7.07
Diluted net income per common share (note 7)	$0.12	$1.68	$1.01	$6.92

Weighted average number of common shares outstanding (note 7)	76,196,080	77,689,813	76,592,413	80,494,302
Diluted weighted average number of common shares outstanding (note 7)	76,200,259	78,010,566	76,692,494	80,889,525

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Net income	$33,661	$177,316	$116,366	$657,984
Other comprehensive income (loss):
Items that may be reclassified to income (loss):
Change in fair value of cash flow hedges (note 10)	(43,197)	2,864	(120,540)	362
Forward element excluded from hedging relationships (note 10)	(6,617)	(1,585)	30,571	(14,874)
Items that will not be reclassified to income (loss):
Actuarial loss on defined benefit pension plans	(4,479)	(2,328)	(4,479)	(1,483)
Taxes on above items	13,111	547	22,049	3,980
	(41,182)	(502)	(72,399)	(12,015)
Comprehensive income (loss)	$(7,521)	$176,814	$43,967	$645,969
Attributable to:
Methanex Corporation shareholders	$(32,203)	$160,374	$15,368	$556,967
Non-controlling interests	24,682	16,440	28,599	89,002
	$(7,521)	$176,814	$43,967	$645,969

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2019	Dec 31 2018
ASSETS
Current assets:
Cash and cash equivalents	$416,763	$256,077
Trade and other receivables	488,721	514,568
Inventories (note 2)	281,052	387,959
Prepaid expenses	37,805	32,541
Other assets	8,180	60,931
	1,232,521	1,252,076
Non-current assets:
Property, plant and equipment (note 3)	3,576,195	3,025,095
Investment in associate (note 4)	193,474	197,821
Deferred income tax assets	111,614	59,532
Other assets	82,811	74,475
	3,964,094	3,356,923
	$5,196,615	$4,608,999
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$493,754	$617,414
Current maturities on long-term debt (note 6)	38,420	383,793
Current maturities on lease liabilities	89,820	12,347
Current maturities on other long-term liabilities	26,252	33,799
	648,246	1,047,353
Non-current liabilities:
Long-term debt (note 6)	1,730,433	1,074,493
Lease liabilities	628,685	187,413
Other long-term liabilities	286,071	210,685
Deferred income tax liabilities	272,820	281,214
	2,918,009	1,753,805
Equity:
Capital stock	440,472	446,544
Contributed surplus	1,783	1,597
Retained earnings	1,039,819	1,145,476
Accumulated other comprehensive loss	(150,389)	(82,404)
Shareholders' equity	1,331,685	1,511,213
Non-controlling interests	298,675	296,628
Total equity	1,630,360	1,807,841
	$5,196,615	$4,608,999

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$(69,841)	1,500,764	$244,347	$1,745,111
Net income	—	—	—	568,982	—	568,982	89,002	657,984
Other comprehensive income (loss)	—	—	—	548	(12,563)	(12,015)	—	(12,015)
Compensation expense recorded for stock options	—	—	362	—	—	362	—	362
Issue of shares on exercise of stock options	83,114	3,210	—	—	—	3,210	—	3,210
Reclassification of grant date fair value on exercise of stock options	—	889	(889)	—	—	—	—	—
Payments for repurchase of shares	(6,590,095)	(37,886)	—	(406,528)	—	(444,414)	—	(444,414)
Dividend payments to Methanex Corporation shareholders	—	—	—	(105,676)	—	(105,676)	—	(105,676)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(36,721)	(36,721)
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841
Net income	—	—	—	87,767	—	87,767	28,599	116,366
Other comprehensive loss	—	—	—	(4,414)	(67,985)	(72,399)	—	(72,399)
Compensation expense recorded for stock options	—	—	212	—	—	212	—	212
Issue of shares on exercise of stock options	2,700	86	—	—	—	86	—	86
Reclassification of grant date fair value on exercise of stock options	—	26	(26)	—	—	—	—	—
Payment for shares repurchased	(1,069,893)	(6,184)	—	(46,621)	—	(52,805)	—	(52,805)
Dividend payments to Methanex Corporation shareholders	—	—	—	(107,876)	—	(107,876)	—	(107,876)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(20,978)	(20,978)
Acquisition of non-controlling interest						—	(2,219)	(2,219)
Impact of adoption of IFRS 16	—	—	—	(34,513)	—	(34,513)	(3,355)	(37,868)
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$33,661	$177,316	$116,366	$657,984
Deduct earnings of associate	(8,283)	(17,859)	(52,218)	(72,001)
Dividends received from associate	—	—	56,159	63,102
Add (deduct) non-cash items:
Depreciation and amortization	87,934	62,030	344,127	245,303
Income tax expense	5,758	32,454	4,474	153,491
Share-based compensation expense (recovery)	2,598	(86,082)	(3,950)	(6,289)
Finance costs	35,917	23,378	124,426	94,416
Other	(955)	4,528	(901)	3,681
Income taxes refunded (paid)	65	(32,753)	(43,909)	(106,035)
Other cash payments, including share-based compensation	(2,321)	(10,791)	(38,569)	(59,444)
Cash flows from operating activities before undernoted	154,374	152,221	506,005	974,208
Changes in non-cash working capital (note 9)	(40,232)	65,581	9,426	5,998
	114,142	217,802	515,431	980,206

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(78,714)	(52,805)	(444,414)
Dividend payments to Methanex Corporation shareholders	(27,431)	(25,497)	(107,876)	(105,676)
Interest paid	(37,763)	(29,359)	(115,283)	(90,008)
Net proceeds on issue of long-term debt (note 6)	—	—	695,533	—
Repayment of long-term debt and financing fees	(354,939)	(1,532)	(388,216)	(213,622)
Repayment of lease obligation	(28,107)	(2,061)	(101,812)	(8,293)
Restricted cash for debt service accounts	(1,419)	9,832	(10,067)	3,804
Distributions to non-controlling interests	—	(30,350)	(23,613)	(104,258)
Proceeds on issue of shares on exercise of stock options	—	257	86	3,210
Proceeds from other limited recourse debt	—	—	—	166,000
Restricted cash for distribution to non-controlling interests	—	7,000	—	—
Changes in non-cash working capital related to financing activities (note 9)	—	(4,000)	—	—
	(449,659)	(154,424)	(104,053)	(793,257)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(28,931)	(67,543)	(208,467)	(190,561)
Geismar plant under construction	(69,969)	(4,086)	(115,393)	(53,915)
Restricted cash for capital projects	(393)	2,135	61,657	(60,931)
Changes in non-cash working capital related to investing activities (note 9)	(5,852)	1,506	11,511	(944)
	(105,145)	(67,988)	(250,692)	(306,351)
Increase (decrease) in cash and cash equivalents	(440,662)	(4,610)	160,686	(119,402)
Cash and cash equivalents, beginning of period	857,425	260,687	256,077	375,479
Cash and cash equivalents, end of period	$416,763	$256,077	$416,763	$256,077

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of IFRS 16 as described in our condensed consolidated interim financial statements for the three months ended March 31, 2019.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 29, 2020.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

Adoption of IFRS 16 "Leases"

The Company adopted IFRS 16, Leases ("IFRS 16" or "the standard") as issued by the IASB in 2016, which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

The Company transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, the Company has elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 1
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

On transition to IFRS 16, the Company recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring operating lease commitments, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%. The following reconciliation to the opening balance for lease liabilities as at January 1, 2019 is based upon the operating lease commitments as at December 31, 2018:

Jan 1 2019
Operating lease commitments at December 31, 2018	$427,289
Discounted using the incremental borrowing rate at January 1, 2019	4.4%
Finance lease liabilities recognized as at December 31, 2018	$358,440
Recognition exemption for:
Short-term leases	(777)
Leases of low-value assets	(8)
Extension and termination options reasonably certain to be exercised	75,753
Scope changes due to IFRS 16	18,880
Other	594
Lease liabilities at January 1, 2019	$452,882

The Company has updated its accounting policy for leasing to reflect the adoption of IFRS 16 as detailed below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•
the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 2
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Short-term leases and lease of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Critical accounting estimates and judgments

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by a significant event or a significant change in circumstances.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. Judgment is applied in determination of the stand-alone price of the lease and non-lease components.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2019 is $561 million (2018 - $736 million) and $2,243 million (2018 - $2,758 million), respectively.

3.	Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2019	$2,940,777	$635,418	$3,576,195
Net book value at December 31, 2018	$2,857,266	$167,829	$3,025,095

a)	Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Ocean Going Vessels	Other	Total
Cost at December 31, 2019	$4,787,515	$155,871	$201,947	$154,468	$5,299,801
Accumulated depreciation at December 31, 2019	2,215,060	—	25,448	118,516	2,359,024
Net book value at December 31, 2019	$2,572,455	$155,871	$176,499	$35,952	$2,940,777
Cost at December 31, 2018	$4,698,142	$—	$183,419	$189,058	$5,070,619
Accumulated depreciation at December 31, 2018	2,047,735	—	48,426	117,192	2,213,353
Net book value at December 31, 2018	$2,650,407	$—	$134,993	$71,866	$2,857,266

In the third quarter, the Company reached a final investment decision to construct a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. The cost of the project is expected to be between $1.3 to $1.4 billion excluding capitalized interest. Approximately $152 million, excluding $4 million of capitalized interest, has been incurred to date and included in Plants Under Construction.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 3
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Right-of-use (leased) assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at December 31, 2019	$514,661	$221,303	$23,613	$38,520	$798,097
Accumulated depreciation at December 31, 2019	89,643	59,240	7,867	5,929	162,679
Net book value at December 31, 2019	$425,018	$162,063	$15,746	$32,591	$635,418
Cost at December 31, 2018	$87,800	$113,978	$16,032	$—	$217,810
Accumulated depreciation at December 31, 2018	15,204	29,333	5,444	—	49,981
Net book value at December 31, 2018	$72,596	$84,645	$10,588	$—	$167,829
Cost at January 1, 2019	$370,654	$207,721	$19,705	$30,399	$628,479
Accumulated depreciation at January 1, 2019	15,204	29,333	5,344	—	49,881
Net book value at January 1, 2019	$355,450	$178,388	$14,361	$30,399	$578,598

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Dec 31 2019	Dec 31 2018
Cash and cash equivalents	$50,149	$9,367
Other current assets	60,709	104,742
Non-current assets	241,860	255,822
Current liabilities	(28,191)	(32,022)
Other long-term liabilities, including current maturities	(138,866)	(145,359)
Net assets at 100%	$185,661	$192,550
Net assets at 63.1%	$117,152	$121,499
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$193,474	$197,821

	Three Months Ended		Years Ended
Statements of income	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Revenue	$66,637	$158,556	$359,425	$512,214
Cost of sales and depreciation and amortization	(43,000)	(111,175)	(217,333)	(322,325)
Operating income	23,637	47,381	142,092	189,889
Finance costs, finance income and other expenses	(2,799)	(2,541)	(11,381)	(10,841)
Income tax expense	(7,712)	(16,537)	(47,957)	(64,942)
Net earnings at 100%	$13,126	$28,303	$82,754	$114,106
Earnings of associate at 63.1%	$8,283	$17,859	$52,218	$72,001

Dividends received from associate	$—	$—	$56,159	$63,102

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 4
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against Atlas in respect of the 2005 to 2013 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represent approximately 10% of Atlas produced methanol.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be resolved.

5.	Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Finance costs	$36,972	$23,758	$127,282	$95,631
Less capitalized interest related to Geismar plant under construction	(1,055)	(380)	(2,856)	(1,215)
	$35,917	$23,378	$124,426	$94,416
Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.

6.	Long-term debt:

As at	Dec 31 2019	Dec 31 2018
Unsecured notes
$350 million at 3.25% due December 15, 2019	$—	$349,026
$250 million at 5.25% due March 1, 2022	248,912	248,480
$300 million at 4.25% due December 1, 2024	297,607	297,232
$300 million at 5.65% due December 1, 2044	295,321	295,238
$700 million at 5.25% due December 15, 2029	693,822	—
	1,535,662	1,189,976
Egypt limited recourse debt facilities	75,165	101,226
Other limited recourse debt facilities	158,026	167,084
Total long-term debt [1]	1,768,853	1,458,286
Less current maturities [1]	(38,420)	(383,793)
	$1,730,433	$1,074,493

[1]	Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 5
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

During the quarter ended December 31, 2019, the Company made repayments of $3.3 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

During the quarter, the Company repaid $350 million of unsecured notes originally due December 15, 2019. The Company holds an $800 million non-revolving construction facility for the Geismar 3 project and renewed and extended its $300 million committed revolving credit facility, both are undrawn and with a syndicate of highly rated financial institutions and expiry in July 2024.

Significant covenants and default provisions of the two facilities include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both calculated in accordance with definitions in the credit agreement that include adjustment to limited recourse subsidiaries.
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning by no later than July 2023.
The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2019, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months ended December 31, 2019, and no adjustment was required for both the numerator and the denominator. The equity-settled method was more dilutive for year ended December 31, 2019, and an adjustment was required for both the numerator and the denominator. For the three months and year ended December 31, 2018, the equity-settled method was more dilutive and an adjustment was required for both the numerator and the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months and years ended December 31, 2019 and December 31, 2018, stock options were considered dilutive, resulting in an adjustment to the denominator in both periods.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Numerator for basic net income per common share	$8,979	$160,876	$87,767	$568,982
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(29,396)	(5,433)	(4,314)
Equity-settled expense	—	(577)	(4,807)	(4,769)
Numerator for basic and diluted net income per common share	$8,979	$130,903	$77,527	$559,899
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Denominator for basic net income per common share	76,196,080	77,689,813	76,592,413	80,494,302
Effect of dilutive stock options	4,179	45,642	17,325	67,631
Effect of dilutive TSARs	—	275,111	82,756	327,592
Denominator for diluted net income per common share	76,200,259	78,010,566	76,692,494	80,889,525

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at December 31, 2019 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2018	896,883	$51.27	1,447,301	$51.24
Granted	29,320	57.60	294,680	56.70
Exercised	(34,995)	38.05	(44,969)	37.13
Cancelled	(29,134)	54.72	(34,885)	53.38
Outstanding at September 30, 2019	862,074	$51.91	1,662,127	$52.54
Exercised	(4,667)	31.25	(800)	34.59
Outstanding at December 31, 2019	857,407	$52.02	1,661,327	$52.55

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2018	198,221	$48.55
Granted	7,410	57.60
Exercised	(2,700)	31.73
Outstanding at September 30, 2019	202,931	$49.11
Cancelled	(2,300)	52.31
Outstanding at December 31, 2019	200,631	$49.07

	Units Outstanding at December 31, 2019			Units Exercisable at December 31, 2019
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	3.17	186,980	$34.59	186,980	$34.59
$38.24 to $50.17	2.91	191,684	46.39	141,597	45.07
$54.65 to $78.59	2.91	478,743	61.08	362,759	62.73
	2.97	857,407	$52.02	691,336	$51.50
TSARs:
$25.97 to $35.51	3.17	308,837	$34.59	308,837	$34.59
$38.24 to $50.17	3.52	386,471	47.62	263,269	46.82
$54.65 to $78.59	4.06	966,019	60.27	482,156	63.91
	3.77	1,661,327	$52.55	1,054,262	$51.05
Stock options:
$25.97 to $35.51	3.17	53,767	$34.59	53,767	$34.59
$38.24 to $50.17	1.96	56,554	43.56	47,751	42.35
$54.65 to $78.59	2.88	90,310	61.14	69,033	62.82
	2.70	200,631	$49.07	170,551	$48.19

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2019 was $7.8 million compared with the recorded liability of $7.3 million. The difference between the fair value and the recorded liability of $0.5 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at December 31, 2019 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2019, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $1.8 million (2018 - a recovery of $48.4 million) and a recovery of $8.7 million (2018 - a recovery of $1.2 million), respectively. This included an expense of $1.1 million (2018 - a recovery of $49.3 million) and a recovery of $13.7 million (2018 - a recovery of $7.8 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2019.

(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2019, compensation expense related to stock options included in cost of sales and operating expenses was negligible (2018 - $0.1 million) and $0.2 million (2018 - $0.4 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at December 31, 2019 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2018	209,092	17,361	579,778	—
Granted	12,497	79,240	—	134,930
Performance factor impact on redemption [1]	—	—	132,215	—
Granted in-lieu of dividends	3,236	2,069	7,098	3,186
Redeemed	(96,761)	(9,966)	(396,635)	—
Cancelled	—	(477)	(20,040)	(476)
Outstanding at September 30, 2019	128,064	88,227	302,416	137,640
Granted	1,661	—	—	—
Granted in-lieu of dividends	795	771	2,811	1,278
Redeemed	(40,754)	(5,462)	—	—
Cancelled	—	(368)	(1,782)	(880)
Outstanding at December 31, 2019	89,766	83,168	303,445	138,038

[1]
Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2019.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Performance share units granted in 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non- dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.

Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2019 was $14.7 million compared with the recorded liability of $11.0 million. The difference between the fair value and the recorded liability of $3.7 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years.

For the three months and year ended December 31, 2019, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was an expense of $0.8 million (2018 - a recovery of $37.2 million) and an expense of $4.5 million (2018 - a recovery of $5.1 million), respectively. This included a recovery of $0.4 million (2018 - a recovery of $37.8 million) and $4.9 million (2018 - a recovery of $8.9 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2019.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and twelve month periods ended December 31, 2019 and 2018 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Changes in non-cash working capital:
Trade and other receivables	$(65,045)	$84,513	$25,847	$22,068
Inventories	19,281	(65,498)	106,907	(83,495)
Prepaid expenses	2,333	4,658	(5,264)	(5,993)
Trade, other payables and accrued liabilities	2,252	(4,601)	(123,660)	(9,403)
	(41,179)	19,072	3,830	(76,823)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(4,905)	44,015	17,107	81,877
Changes in non-cash working capital having a cash effect	$(46,084)	$63,087	$20,937	$5,054

These changes relate to the following activities:
Operating	$(40,232)	$65,581	$9,426	$5,998
Financing	—	(4,000)	—	—
Investing	(5,852)	1,506	11,511	(944)
Changes in non-cash working capital	$(46,084)	$63,087	$20,937	$5,054

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar 2 facility, and approximately one-third of the Geismar 3 facility from 2023 to 2032, which it has designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at December 31, 2019, the Company had outstanding forward contracts in North America designated as cash flow hedges with a notional amount of $970 million (December 31, 2018 - $426 million) and a net negative fair value of $195.1 million (December 31, 2018 - negative fair value $105.7 million), all of which is included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2019, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 18 million euros (December 31, 2018 - 45 million euros). The euro contracts had a negative fair value of $0.4 million included in current liabilities (December 31, 2018 - positive fair value $0.3 million included in current assets).

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(17,240)	(45,432)	(56,887)	(124,365)	$(243,924)
Euro forward exchange contracts	(380)	—	—	—	$(380)
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2019
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,786,025	$1,831,292

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

11.	Egypt Insurance Recovery:

We experienced an outage at the Egypt plant from April to August 2019. We have recorded a $50 million ($25 million our share) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. At December 31, 2019, the insurance recovery is included in Trade and other receivables as final settlement has not been received.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2019	Q4	Q3	Q2	Q1	2018	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	7,611	2,056	1,965	1,669	1,921	7,002	1,599	1,790	1,729	1,884
Purchased methanol	2,492	623	680	716	473	3,032	908	802	709	613
Commission sales [1]	1,031	307	179	216	329	1,174	245	279	329	321
	11,134	2,986	2,824	2,601	2,723	11,208	2,752	2,871	2,767	2,818
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,865	513	469	446	437	1,606	389	478	252	487
USA (Geismar)	1,929	480	514	530	405	2,078	527	520	518	513
Trinidad (Methanex interest)	1,743	456	474	384	429	1,702	448	353	442	459
Egypt (50% interest)	392	151	85	15	141	613	155	128	165	165
Canada (Medicine Hat)	610	151	149	155	155	600	160	144	143	153
Chile	1,050	373	146	290	241	612	206	112	128	166
	7,589	2,124	1,837	1,820	1,808	7,211	1,885	1,735	1,648	1,943
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	295	256	272	326	331	405	401	413	405	402
($/gallon)	0.89	0.77	0.82	0.98	1.00	1.22	1.21	1.24	1.22	1.21

ADJUSTED EBITDA [3]	566	136	90	146	194	1,071	197	293	275	306

PER SHARE INFORMATION [3] ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	0.93	0.13	(0.27)	0.34	0.73	6.86	1.15	1.92	1.75	2.03
Basic net income (loss)	1.15	0.12	(0.13)	0.65	0.50	7.07	2.07	1.62	1.36	2.02
Diluted net income (loss)	1.01	0.12	(0.21)	0.51	0.50	6.92	1.68	1.61	1.36	2.00

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). No Tolling Volume has been produced in 2019. There was no Tolling Volume in the fourth quarter of 2018 and 108,000 MT of Tolling Volume for the year ended December 31, 2018.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

[3]
All quarters presented for 2019 reflect the adoption of IFRS 16. Financial information in all comparative periods do not reflect the impact of IFRS 16. Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A.

METHANEX CORPORATION 2019 FOURTH QUARTER    PAGE 13
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 29, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary